SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

XL FLEET CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

9837FR 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pivotal Investment Holdings II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,733,333 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,733,333 shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,733,333 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,772(1)
	6.	SHARED VOTING POWER 9,733,333 shares
	7.	SOLE DISPOSITIVE POWER 5,772(1)
	8.	SHARED DISPOSITIVE POWER 9,733,333 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,739,105(1) shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

In addition to the 9,733,333 common stock originally indirectly owned, Mr. Ledecky beneficially owns (i) 2,205 common stock that were issued to him pursuant to the vesting of restricted stock units (“RSUs”) on December 21, 2021, and (ii) 3,567 options that vested on December 21, 2021 and are exercisable, none of which have been exercised.

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kevin Griffin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,772(2)
	6.	SHARED VOTING POWER 10,363,333 shares
	7.	SOLE DISPOSITIVE POWER 5,772(2)
	8.	SHARED DISPOSITIVE POWER 10,363,333 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,369,105(2) shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(2)

In addition to the 10,363,333 common stock originally indirectly owned, Mr. Griffin beneficially owns (i) 2,205 common stock that were issued to him pursuant to the vesting of RSUs on December 21, 2021, and (ii) 3,567 options that vested on December 21, 2021 and are exercisable, none of which have been exercised.

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGG Investment Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 630,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 630,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory Racz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 630,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 630,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,000 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 7 of 9 Pages

Item 1 (a). Name of Issuer

XL Fleet Corp. (formerly Pivotal Investment Corporation II) (the “Issuer”)

Item 1 (b). Address of Issuer’s Principal Executive Offices

145 Newton Street, Boston, MA 02135

Item 2 (a). Name of Person Filing

This Schedule 13G (“Schedule 13G”) is filed by Pivotal Investment Holdings II LLC (“Holdings”), MGG Investment Group, LP (“MGG”), Jonathan Ledecky (“Ledecky”), Kevin Griffin (“Griffin”) and Gregory Racz (“Racz”) with respect to ownership of common stock, par value $0.0001 per share (the “Common Stock”), of XL Fleet Corp. (formerly Pivotal Investment Corporation II) (the “Issuer”), a Delaware corporation.

Item 2 (b). Address or Principal Business Office or, if none, residence

The business address of each of Holdings and Ledecky is c/o Graubard Miller, 405 Lexington Ave., 11th Floor, New York, NY 10174. The business address of each of MGG, Griffin and Racz is One Penn Plaza, New York, NY 10119.

Item 2 (c). Citizenship

Holdings is a Delaware limited liability company. MGG is a Delaware limited partnership. Ledecky, Griffin and Racz are citizens of the United States.

Item 2 (d) Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2 (e) CUSIP Number:

9837FR 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

SCHEDULE 13G

CUSIP No. 9837FR 100	Page 8 of 9 Pages

Item 4. Ownership

The information with respect to the Reporting Persons’ ownership of the Common Stock as of December 31, 2021, is incorporated by reference to items (5)—(9) and (11) of the cover page of the respective Reporting Person. The percentage ownership reflected on the coverage pages is based upon 139,418,820 shares of the Issuer’s Common Stock outstanding as of November 10, 2021, as reported by the Issuer on its Form 10-Q as filed on November 15, 2021; provided that, the percentage ownership provided for Ledecky and Griffin reflects 3,567 exercisable options that each holds, in addition to the 139,418,820 outstanding shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

PIVOTAL INVESTMENT HOLDINGS II LLC

By:	PIVOTAL SPAC FUNDING II LLC, as Managing Member

By:	/s/ Kevin Griffin
Kevin Griffin
Managing Member

By:	IRONBOUND PARTNERS FUND LLC, as Managing Member

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chairman

MGG INVESTMENT GROUP, LP

By:	/s/ Kevin Griffin
Kevin Griffin
Chief Executive Officer

By:	/s/ Gregory Racz
Gregory Racz
President & Chief Legal Officer

JONATHAN J. LEDECKY

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

KEVIN GRIFFIN

/s/ Kevin Griffin
Kevin Griffin

GREGORY RACZ

/s/ Gregory Racz
Gregory Racz